Exhibit 99.1

Navigator Holdings Ltd.

October 16, 2020

TO THE SHAREHOLDERS OF

NAVIGATOR HOLDINGS LTD.

Enclosed is a Notice of the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”), which will be held at the Navigator Gas US offices, 650 Madison Avenue, 25th Floor, New York, NY 10022 USA at 09:00 A.M. local time on November 12, 2020, and related materials. The Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement and related materials, including the Company’s 2019 Annual Report on Form 20-F containing the Company’s audited financial statements for the fiscal year ended December 31, 2019 (the “2019 Annual Report”), are available on the Company’s website at www.navigatorgas.com. Any shareholder may receive a hard copy of the 2019 Annual Report, free of charge upon request.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect Directors to serve until the 2021 Annual Meeting of Shareholders (“Proposal One”); and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the record date, October 9, 2020.

If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY ALSO VOTE BY INTERNET AT WWW.PROXYVOTE.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

David Butters

Executive Chairman

NAVIGATOR HOLDINGS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 12, 2020

NOTICE IS HEREBY given that the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”) will be held at 09:00 A.M. local time on November 12, 2020, at the Navigator Gas US offices, 650 Madison Avenue, 25th Floor, New York, NY 10022 USA for the following purposes, of which item one is more completely set forth in the accompanying Proxy Statement:

1.	To elect Directors to serve until the 2021 Annual Meeting of Shareholders (“Proposal One”); and

2.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on October 9, 2020, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY ALSO VOTE BY INTERNET AT WWW.PROXYVOTE.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on October 9, 2020.

If you attend the Meeting, you may revoke your proxy and vote in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The Notice of Annual General Meeting of Shareholders, the Proxy Statement and related materials, including the Company’s 2019 Annual Report on Form 20-F, are available on the Company’s website at ww.navigatorgas.com. Any shareholder may receive a hard copy of the 2019 Annual Report, free of charge upon request.

BY ORDER OF THE BOARD OF DIRECTORS

Niall Nolan

Secretary

October 16, 2020

NAVIGATOR HOLDINGS LTD.

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 12, 2020

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Navigator Holdings Ltd., a Marshall Islands corporation (the “Company”), for use at the Annual General Meeting of Shareholders to be held at the Navigator Gas US offices, 650 Madison Avenue, 25th Floor, New York, NY 10022 USA at 09:00 A.M. local time on November 12, 2020, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about October 16, 2020, to shareholders of the Company entitled to vote at the Meeting. These materials can also be found on the Company’s website at www.navigatorgas.com.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on October 9, 2020 (the “Record Date”) consisted of 55,905,294 shares of common stock, par value $0.01 (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the issued and outstanding Common Shares present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy, shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting, unless otherwise required by law or the articles of incorporation or bylaws of the Company.

Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on the other proposal.

The Common Shares are listed on the New York Stock Exchange under the symbol “NVGS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s London representative office, 10 Bressenden Place, London, SWIE 5DH, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The board of directors of the Company consists of seven members. As provided in the Company’s Amended and Restated Articles of Incorporation, the directors of the Corporation shall be elected at each annual meeting of shareholders. Each director shall be elected to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Accordingly, the board of directors of the Company has nominated the individuals set forth below under the caption “Nominees for Election to the Company’s Board of Directors” for election, each as a director whose term would expire at the Company’s 2021 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each nominee will be able to serve, but if before the election it develops that one or more nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
David J. Butters	80	Chairman of the Board of Directors
Dr. Henry Deans	53	Director
Dr. Heiko Fischer	53	Director
David Kenwright	72	Director
Harold Malone	46	Director
Alexander Oetker	45	Director
Florian Weidinger	39	Director

Certain biographical information about the nominees is set forth below.

David J. Butters. David J. Butters has been a member of the Board since September 2008. Mr. Butters relinquished his role as President and Chief Executive Officer to Dr. Deans on August 22, 2019 and continues to serve as Executive Chairman of the Board. Prior to September 2008, Mr. Butters served as a managing director of Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., where he had been employed for more than 37 years.

Dr. Henry Deans. Dr. Henry Deans was appointed to serve as the Chief Executive Officer of the Company starting August 22, 2019 and has been a member of the Board since November 2018. Dr. Deans was Chief EH&S and Operations Officer of Johnson Matthey plc London, until August 2019. Dr. Deans served as the Executive Vice President and President of the nitrogen division of Nutrien Ltd. (“Nutrien”), a fertilizer producer and distributor, from January 2018 to May 2018. From August 2015 to December 2017, Dr. Deans was the Senior Vice President of Agrium Inc., a fertilizer producer and distributor, prior to its merger with Potash Corporation of Saskatchewan to form Nutrien. From August 2015 to December 2017, he served as a member of the board of directors of Canpotex Potash Export Company. From 2006 to 2014, Dr. Deans held a series of positions as the chief executive officer of multiple affiliates and directly owned subsidiaries of INEOS Group Holdings S.A., a chemical company. Dr. Deans holds a Ph.D and M.Phil. in chemistry from Strathclyde University as well as a B.Sc. in chemistry from Glasgow University.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. Since May 2004, Dr. Fischer has been Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freightcar lessor and logistics company which had been traded on the Frankfurt Stock Exchange between 2007 and 2019. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company. He is the Chairman of the Advisory Board of TRANSWAGGON-Gruppe and a member of the Advisory Boards of Brueckenhaus Grundstueckgesellschaft m.b.h. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co. as well as a member of the Administrative Boards of TRANSWAGGON AG, Waggon Holding AG, Mitrag AG and Suvaltra S.A., AAE Capital AG and VTG Cargo AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilians-University (JMU) in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd., the Aberdeen Business Centre, and Chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., is also a non-executive director of Oxford Electromagnetic Systems Limited and was previously a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

Harold Malone. Harold L. (Hal) Malone has been a member of the Board since July 2017. Mr. Malone is the Head of Transportation at Invesco Private Markets, a private investing division of Invesco Ltd. Mr. Malone is currently a director of Diamond S Shipping Inc., a NYSE-listed crude and product tanker shipping company, and Nautical Bulk Holdings Ltd, a dry bulk shipping company. Prior to Invesco, Mr. Malone served as the chief strategic officer of the Navig8 Group, a fully integrated provider of shipping management services. Before joining Navig8, Mr. Malone spent over 18 years in investment banking, most recently as a managing director in the maritime group at Jefferies LLC. Mr. Malone earned a B.S. in economics from the Wharton School of Business at the University of Pennsylvania.

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is a Shareholder of the Oetker Group with interests in food, beer, hotels, banking and chemical companies. In addition, Mr. Oetker is the Founder and Chief Executive Officer of A. O. Schifffahrt GmbH, a bulk shipping company based in Hamburg, Germany. Before founding A. O. Schifffahrt in 2003, Mr. Oetker was employed as chartering manager of Hamburg Sud and by Hutchison Port Holdings in Hong Kong.

Florian Weidinger. Florian Weidinger has been a member of the Board since March 2007. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies in London prior to becoming chief executive officer of Hansabay, a Singapore based investment firm. Mr. Weidinger holds a BSc from Cass Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.

Audit Committee. The Company’s board of directors has established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s independent public accounting firm. The Audit Committee currently consists of Florian Weidinger, David Kenwright and Alexander Oetker. As the Company is a foreign private issuer, it is exempt from the committee corporate governance rules of the NYSE, other than the Audit Committee requirement.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.navigatorgas.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call the company’s London representative office at +44 20 7340 4850, or e-mail InvestorRelations@navigatorgas.com.

By Order of the Board of Directors

Niall Nolan

Secretary

October 16, 2020

NAVIGATOR HOLDINGS LTD C/O NGT SERVICES (UK) LTD 10 BRESSENDEN PLACE LONDON SW1E 5DH UNITED KINGDOM VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on November 11, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on November 11, 2020. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D25466-P45721 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY NAVIGATOR HOLDINGS LTD For Withhold For All To withhold authority to vote for any individual The Board of Directors recommends you vote FOR the following director nominees: 1 through 7 All All Except nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below. 1. Election of Directors Nominees: To be elected for terms expiring in 2021: 01) David J Butters 02) Dr. Henry Deans 03) Dr. Heiko Fischer 04) David Kenwright 05) Harold Malone 06) Alexander Oetker 07) Florian Weidinger NOTE: Such other business as may properly come before the meeting or any adjournment thereof. NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. D25467-P45721 PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS NAVIGATOR HOLDINGS LTD The undersigned hereby appoints David J Butters as proxy and attorney-in-fact and hereby authorizes him to represent and vote, as provided on the other side, all the shares of Navigator Holdings Ltd Common Stock which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareowners of the Company to be held on November 12, 2020 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSAL 1 AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING. (Continued and to be marked, dated and signed, on the other side)